UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2020	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, March 10, 2020 — On March 10, 2020, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 5th meeting of its 9th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	Company’s business report and financial statements for the fiscal year 2019;

(2)	Earnings distribution plan for the fiscal year 2019;

(3)	Approval of release the Board of Directors from the restriction of engaging in competitive activities in accordance with Article 209 of the Company Act;

(4)	Matters related to the 2020 annual shareholders’ meeting (the “2020 AGM”); and

(5)	The time and place to submit shareholder’s proposals at the 2020 AGM.

On matter (2), the Board resolved that NT$1.80 per share will be distributed from earnings to the shareholders in cash. The total amount of cash to be distributed to shareholders is NT$1,309,032,227. If any future event affects the total amount of the Company’s outstanding shares (for example, the Company buys back its treasury shares) and causes changes in the total amount of the Company’s outstanding shares, the Chairman is authorized to adjust the distribution ratio based on the total amount of earnings distribution approved by at the 2020 AGM and the actual amount of Company’s outstanding shares as of the record date of distribution.

On matter (4), the Board resolved that the 2020 AGM will be convened on June 9, 2020 at Hsinchu Science Park Life Hub, Einstein Hall (2F, No. 1, industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan). The subjects for convening the 2020 AGM are as follows:

(1)	Report Items:

(i)	Company’s business report for the fiscal year 2019;

(ii)	Audit Committee’s review report of the financial statements for the fiscal year 2019;

(iii)	Report of the status of distributable compensation for employees, directors and supervisors for the fiscal year 2019; and

(iv)	Amendments to Procedures for Ethical Management and Guidelines for Conduct.

(2)	Matters for Ratification:

(i)	Adoption of the financial statements for the fiscal year 2019; and

(ii)	Adoption of the earnings distribution plan for the fiscal year 2019.

(3)	Matters for Discussion:

(i)	Amendments to Company’s Articles of Incorporation;

(ii)	Amendments to Rules and Procedure of Shareholders’ Meeting; and

(iii)	Amendments to Rules for Election of Directors and Independent Directors.

(4)	Other Proposals:

(i)	Removal of restriction provided in Article 209 of the Company Act prohibiting of the Board of Directors from participation in businesses competing with the Company.

(5)	Book closure starting date: April 11, 2020.

(6)	Book closure ending date: June 9, 2020.

On matter (5), the Board resolved that the shareholder’s proposal submission period for 2020 AGM will be from April 1, 2020 to April 10, 2020 and the place designated for accepting such proposal and nomination is the Company (address: No. 1, R&D Rd. 1, Hsinchu Science Park, Hsinchu City, Taiwan).